Meridian Gold Inc.
9670 Gateway Drive, Suite 200                                             [LOGO]
Reno, Nevada 89511
Phone: (775) 850-3777
Fax:   (775) 850-3733
--------------------------------------------------------------------------------

            MERIDIAN GOLD REVISES FIRST QUARTER 2001 RESULTS REPORT

                       Reno, Nevada, September 19, 2001

Meridian Gold has revised its First Quarter 2001 Results Report in accordance with the standards set out in OSC Rule 52-501 Financial Statements, OSC Rule 51-501 AIF and MD&A, as well as those set out in the CICA Handbook.

The following non-material changes were made to the below report:

     1.  A statement of retained earnings has been included.
     2.  Notes to the relevant financial statements have been included.
     3.  The MD&A portion of the report has been separately identified.
     4.  A "Liquidity and Capital Resources" section was added to the MD&A.

There were no changes made to any of the financial or operating results.

               MERIDIAN GOLD REPORTS FIRST QUARTER 2001 RESULTS
                     (All dollar amounts in U.S. currency)

                           Reno, Nevada, May 3, 2001

1st Quarter Results
-------------------

     . Gold production of 101,000 ounces at a cash cost of $90 per ounce, an improvement of 19% over last year's first quarter cash costs
     . Operating cash flow of $11.5 million increases available cash balances to $72.2 million
     . Net income of $6.4 million, or $0.09 per share, despite low spot gold prices of $263 per ounce
     . El Penon gold production increased by 18% to 72,000 ounces with an extremely low cash cost of $50 per ounce
     .   Positive drilling results at El Penon

Meridian Gold Inc. produced 101,000 ounces of gold at a very low cash cost of $90 per ounce, generating $11.5 million in operating cash flows resulting in cash balances of over $72.2 million at quarter's end. With a full cost of production at only $147 per ounce, the Company earned over $6.4 million. For the quarter, El Penon produced 72,000 ounces of gold, versus 61,000 ounces for the first quarter last year. Cash costs were $50 per gold ounce, versus $71 per gold ounce for the first quarter last year, and total production costs were $105 per gold ounce, versus $112 for the first quarter last year.

Strong operating cash flows increased cash balances to $72.2 million, even after a principal and interest payment of $2.3 million on the Company's long-term credit facility. This payment reduced outstanding project debt to $16.1 million.

During the first quarter, the company is pleased to announce that we have restructured our hedging program required under the long-term credit facility with Standard Bank. The Company was relieved of its requirement to maintain the 2004 forward program and, therefore, closed its 2004 forwards (60,000 gold ounces). The revenue associated with this sale ($1.1 million) will be deferred in the financial statements until 2004 in accordance with Canadian GAAP. The company also continued delivery (17,000 ounces) into the 2001 forward program at an average realized price of $308; this revenue is recognized in the financial statements. The Company now has a total of 191,000 ounces of gold hedged in accordance with the long-term credit facility through 2003, at an average price of $312. This represents a significant reduction to 10% of our proven and probable reserves and 6% of our total mineralized material.

Summary

Brian Kennedy, Meridian's chief executive officer, summed up the quarter, "This was the fifth straight outstanding quarter for Meridian as we continue to make money for our shareholders despite some of the lowest gold prices in 20 years. We believe gold is forming a bottom near $250 per ounce and we will continue to reduce the size of our long-term hedge book as quickly as our lending banks will allow. This will allow full participation in any long-term strengthening in gold prices The new deeper drilling at El Penon is continuing to open up new horizons for the project, and based on future success, we will consider facility expansions."

Exploration

At El Penon, surface and underground exploration is in progress. Underground exploration work is ramping up as necessary underground development is being completed. Underground drilling and drifting took place at Quebrada Colorada. Most activities at Quebrada Orito (Orito Sur) were confined to drifting, with drilling planned to start early in the 2/nd/ quarter.

At Quebrada Colorada, exploration drifting has started at both the north and south ends of the deposit, and underground drilling is in progress with two diamond rigs. Beneath the Carmin ore shoot, underground drilling has extended ore grade mineralization along a strike length of at least 120 meters, over mineable widths, down to at least the 1510 meter elevation. This is 50 to 90 meters beneath the existing reserves in that area, and up to 150 meters below reserves further to the south. This deeper mineralization is open in both directions along strike, and the holes to date have encountered grades and widths typical of Quebrada Colorada mineralization.

Beneath the Magenta shoot at Quebrada Colorada, one core hole has been completed with assays. Three separate ore grade zones over mineable widths were encountered between the 1550 to 1510 elevations, approximately 30 meters beneath existing reserves. Drilling is continuing.

Meridian's generative exploration work is continuing at a high level. One project is currently being drilled in Mexico, and plans have been made to drill three additional projects in Mexico in the second quarter. All are low sulfidation vein targets like El Penon.

In Peru, generative work is continuing, along with project work at the Los Pircos-Cirato joint venture with Compania de Minas Buenaventura. During the initial exploration, Buenaventura is operator; however, Meridian can become the operator for later stages of exploration, development and mining. The property is in the Province of Santa Cruz in northern Peru, at an elevation of approximately 2,000 meters. Initial surface trenching, mapping, and sampling results have been positive and confirm multiple low sulfidation vein targets. Ore grades have been encountered on the surface in three different veins to date. Detailed surface sampling in 20 trenches along 460 meters of strike length on one of the veins, has identified continuous ore grade mineralization over an average width of 2.1 meters with 8.3 g/t gold and 321 g/t silver. Based on positive early results, the partners have increased this year's spending levels. An access road, to facilitate additional surface exploration, will be constructed into the property in the 2nd quarter.

At Rossi, Meridian's joint venture partner Barrick Gold, is continuing targeting for a planned surface drilling program expected to start later in the year.

Management's Discussion and Analysis
------------------------------------

The following discussion is limited to matters that, in the opinion of the Company, are material.

Sales and Net Income
Meridian Gold Inc. reported net income of $6.4 million for the first quarter of 2001, or $0.09 per share, versus $8.3 million, or $0.11 per share, for the first quarter of last year. The decrease in earnings is due to a reduction in the realized gold price of $276 (vs. last year's quarter price of $290) and the recording of income taxes on Chilean income. Revenue decreased 20% to $26.2 million versus first quarter last year reflecting a decrease in the realized gold price and the completion of commercial production at Beartrack. Exploration costs increased from $2.4 million to $3.5 million due to an increase in exploration at El Penon and in international exploration projects.

Liquidity and Capital Resources
Cash to meet the company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $11.5 million in the first quarter of 2001, compared to cash provided by operating activities of $12.1 million in the first quarter of 2000. The decrease was due to the closure of the Beartrack mine in Salmon, Idaho. At March 31, 2001, cash and cash equivalents totaled $72.2 million, versus $63.2 million as of March 31, 2000.

Capital expenditures decreased to $2.8 million in the first quarter of 2001 from $5.5 million in the first quarter of 2000 due to the development of El Penon.

Expected cash requirements for 2001 include approximately $20 million for planned capital expenditures directed toward additional underground development of the El Penon and Jerritt Canyon mines. Exploration spending in 2001 is expected to be approximately $11 million. The Company expects to fund all of these cash requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, significant additional capital may be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Penon
During the first quarter, the mine produced 72,000 ounces of gold and 1.0 million ounces of silver at a cash cost of $50 per gold ounce, net of silver credits. Total production costs including depreciation, depletion, amortization, and reclamation were $105 per gold ounce. The mill processed ore at design capacity of 2,000 tonnes per day for the quarter at an average grade of 13.0 g/tonne gold and 189 g/tonne silver. Gold recovery was 95% and silver recovery 89%. Mine production from Quebrada Orito was 121,000 tonnes, or 1,344 tonnes/day, at 9.3 g/tonne gold and 99 g/tonne silver. Mine production from Quebrada Colorada was 56,000 tonnes, or 622 tonnes/day, at 26.5 g/tonne gold and
475.9 g/tonne silver.

Jerritt Canyon
During the first quarter, Meridian's share (30%) of Jerritt Canyon production was 23,000 ounces of gold at a cash cost of $213 per gold ounce. Ore production was sourced from the two underground mines of SSX and Murray, and low-grade ore stockpiles. Mill throughput was 3,600 tonnes per day at an average ore grade of
8.1 g/tonne gold (including the 3g/tonne payment received for Cortez ore).

During the quarter, Jerritt Canyon processed 75,000 tonnes (100% basis) of Cortez ore and received as payment 3 g/tonne gold, netting 2,162 ounces of gold to Meridian's account. For 2001, Jerritt Canyon is planning to process 317,000 tonnes (100% basis) of Cortez ore. The agreement also contains an option to process up to an additional 450,000 tonnes of ore.

Beartrack
For the first quarter, Beartrack produced 5,600 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Leaching should continue to produce recoverable gold over the next few years on a declining basis.

1st Quarter Conference Call
Meridian is hosting a live webcast of its conference call on May 4, 2001, at 11:00 a.m. EDT through www.ir-live.com, as well as www.vcall.com. If you would like to listen to our conference call on the web, please go to either website. There will be a slide show on both sites, as well as on the www.meridiangold.com website. You will need to have RealPlayer installed on your computer in order to hear the live broadcast. You will also be able to listen to the rebroadcast on either website.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce, not the quantity of ounces produced. The result is exceptional shareholder returns in a low gold price environment. Meridian Gold Inc.'s common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release. For further information, please visit our website at www.meridiangold.com, or contact:
   --------------------

     Wayne M. Hubert           Tel: (800) 572-4519
     Investor Relations        Fax: (775) 850-3733
     Meridian Gold Inc.        E-mail: wayne.hubert@meridiangold.com
                                       -----------------------------

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Operations
                ----------------------------------------------
            (Unaudited and in US$ millions, except per share data)


                                                                          Three Months
                                                                         Ended March 31
                                                                         --------------
                                                                     2001              2000
Sales                                                             $  26.2          $   32.8

Costs and Expenses
             Cost of Sales                                            8.8              12.4
             Depreciation, depletion & amortization                   5.1               6.0
             Reclamation                                              0.2               1.4
             Exploration costs                                        3.5               2.4
             Selling, general and administrative                      1.3               1.4
             Other expenses                                           0.1               0.5
                                                                  -------          --------
Total costs and expenses                                             19.0              24.1
                                                                  -------          --------

Operating income                                                      7.2               8.7

Interest income                                                       0.2              (0.4)

Gain on Sale of Fixed Assets                                          1.8               0.0
                                                                  -------          --------
Tax Expense                                                          (2.8)              0.0
                                                                  -------          --------

Net income                                                            6.4               8.3
                                                                  =======          ========

Income per common share basic                                        0.09              0.11
                                                                  =======          ========

Income per common share fully diluted                                0.09              0.11
                                                                  =======          ========

Number of common shares used in earnings
 per share computations (millions) - Basic                           74.6              74.0
                                                                  =======          ========

Number of common shares used in earnings
 per share computations (millions) - Fully diluted                   75.5              74.0
                                                                  =======          ========

                              Meridian Gold Inc.
                          Operating Data (Unaudited)
                          --------------------------

                                                                                             Three Months
                                                                                             Ended Mar. 31
                                                                                       -----------------------
                                                                                       2001               2000
     El Penon Mine

            Gold production                                                          72,272             60,641
            Silver production                                                       986,796            741,025
            Tonnes ore mined (thousands)                                                177                123
            Mill tonnes processed (thousands)                                           182                182
            Avg. mine gold ore grade (grams / tonne)                                   14.8               13.8
            Avg. mine silver ore grade (grams / tonne)                                218.7              213.8
            Avg. mill gold ore grade (grams / tonne)                                   13.0               11.1
            Avg. mill silver ore grade (grams / tonne)                                  189                143
            Mill gold recovery                                                           95%                93%
            Mill silver recovery                                                         89%                88%

            Cash cost of production / ounce                                      $       50          $      71
            Total production cost / ounce                                        $      105          $     112

     Jerritt Canyon Joint Venture
            Gold production (Meridian Gold's 30% share)                              23,350             25,364
            Tonnes ore mined (100%, thousands)                                          191                165
            Mill tonnes processed (100%, thousands)                                     337                323
            Average mill ore grade (grams / tonne)                                      8.1                8.6
            Mill recoveries                                                              89%                91%

            Cash cost of production / ounce                                      $      213          $     192
            Total production cost/ounce                                          $      276          $     230

     Beartrack Mine
            Gold production--heap leach (ounce)                                       5,648             28,818
            Gold production with cash costs                                               -             28,818
            Tonnes mined (thousands)
                   Ore                                                                    -                839
                   Waste                                                                  -                366
                                                                                                     ---------
                     Total                                                                -              1,205

            Average heap leach grade (grams / tonne)                                      -               0.90
            Cash cost of production / ounce                                               -          $     123
            Total production cost/ounce                                                   -          $     258

     Company Totals
            Ounces of gold produced                                                 101,270            114,823
            Ounces of gold sold                                                     101,318            114,187
            Average realized price / ounce                                       $      276          $     290
            Cash cost of production / ounce                                      $       90          $     111
            Total production cost / ounce                                        $      147          $     175

Note:   Cash and total cost per gold ounce are net of silver by-product credits

                              Meridian Gold Inc.
                     Consolidated Condensed Balance Sheets
                     -------------------------------------
                        (Unaudited and in US$ millions)


                                                   March 31    December 31
                                                     2001          2000
                                                     ----          ----
Assets
Current Assets
   Cash and cash equivalents                     $   72.2       $  63.2
   Trade & other receivables                          4.8           1.4
   Inventories                                        6.6           5.8
   Other current assets                               0.5           1.6
                                                 --------       -------
Total current assets                             $   84.1       $  72.0
                                                 --------       -------

Property, plant and equipment, net                   94.2          96.5
Other assets                                          1.8           2.0
                                                 --------       -------

Total Assets                                     $  180.1       $ 170.5
                                                 ========       =======

Liabilities and Shareholders' Equity
Current Liabilities
   Current portion long-term debt                $    7.2       $   7.5
   Accounts payable, trade & other                    5.0           3.0
   Accrued and other liabilities                      8.8          11.1
                                                 --------       -------
Total current liabilities                        $   21.0       $  21.6
                                                 --------       -------

Long-term debt, net of current portion           $    9.0       $  10.5
Other long-term liabilities                          40.9          36.2
Shareholders' equity                                109.2         102.2
                                                 --------       -------

Total liabilities and shareholders' equity       $  180.1       $ 170.5
                                                 ========       =======


                              Meridian Gold, Inc.
             Quarterly Comparative Statements of Retained Earnings
             -----------------------------------------------------
                        (Unaudited and in US$ millions)

                                                 Three Months Ended March 31,
                                                        2001        2000
                                                        ----        ----

Retained earnings at the beginning of period          $ 28.0     $ (12.6)
Net Income                                            $  6.3     $   8.3
                                                      ------------------
Retained earnings at the end of period                $ 34.3     $  (4.3)
                                                      ------------------

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Cash Flows
                ----------------------------------------------
                        (Unaudited and in US$ millions)

                                                                            Three Months
                                                                           Ended March 31
                                                                           --------------
                                                                       2001             2000
Net Income (loss)                                                  $    6.4         $    8.3

Provision for depreciation, depletion and amortization                  5.1              6.0
Gain of Sale of Assets                                                 (1.8)             0.0
Stock compensation expense                                              0.3              0.0
Changes in assets and liabilities, net                                  1.5             (2.2)
                                                                   --------         --------
     Net cash provided by (used in) operating activities               11.5             12.1
                                                                   --------         --------


Cash flow from investing activities

Capital spending                                                       (2.8)            (5.5)
Proceeds from sale of assets                                            1.8              0.0
                                                                   --------         --------
     Net cash provided by (used in) investing activities               (1.0)            (5.5)
                                                                   --------         --------


Cash flow from financing activities

Repayment of long-term borrowings                                      (1.9)             0.0
Proceeds from sale of common stock                                      0.4              0.1
                                                                   --------         --------
     Net cash provided by (used in) financing activities               (1.5)             0.1
                                                                   --------         --------

Increase (decrease) in cash and cash equivalents                        9.0              6.7

Cash and cash equivalents, beginning of period                         63.2             20.8
                                                                   --------         --------
Cash and cash equivalents, end of period                           $   72.2         $   27.5
                                                                   ========         ========

Notes to Consolidated Condensed Interim Financial Statements
------------------------------------------------------------

     1. The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2000 as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

          These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.